Exhibit 99.5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gammon Gold Inc.

We have audited the accompanying consolidated balance sheets of Gammon Gold Inc. as at December 31, 2010 and December 31, 2009 and the related consolidated statements of operations and comprehensive (loss)/ income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gammon Gold Inc. as of December 31, 2010 and 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.4 of Form 40-F entitled "Reconciliation with United States Generally Accepted Accounting Principles" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gammon Gold Inc.'s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 23, 2011 expressed an unqualified opinion on the effectiveness of Gammon Gold Inc.’s internal control over financial reporting.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 23, 2011

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